Hovde Group LLC

Financial Statement and
Independent Auditor's Report

December 31, 2018

Filed as a Public Document Pursuant to Rule 17a-5(d) of the Securities Exchange Act of 1934.

*** PUBLIC DOCUMENT ***

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41597

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hovde Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1629 Colonial Parkway
(No. and Street)

Inverness	IL	60067
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven D. Hovde (847) 991-6622
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FGMK, LLC
(Name – *if individual, state last, first, middle name*)

333 W. Wacker Dr., 6th Floor	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

HOVDE GROUP LLC

TABLE OF CONTENTS

FGMK

Identifying opportunities. Delivering solutions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management of
Hovde Group LLC.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Hovde Group LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

FGMK, LLC

We have served as the Company's auditor since 2010.

Chicago, Illinois
February 8, 2019

FGMK, LLC
fgmk.com

333 W. Wacker Drive, 6th Floor
Chicago, IL 60606
312.818.4300

2801 Lakeside Drive, 3rd Floor
Bannockburn, IL 60015
847.374.0400



OATH OR AFFIRMATION

I, Steven D. Hovde, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hovde Group, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
LARISSA J BOYLE
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:09/19/21

Larissa J Boyle
Notary Public

Signature

Chief Executive Officer & Chairman
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HOVDE GROUP LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

ASSETS

Cash and cash equivalents	$ 16,257,156
Accounts receivable	1,180,466
Securities owned, at fair value	1,172,398
Prepaid expenses	575,303
Other	27,698
	$ 19,213,021

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Accounts payable	$ 29,202
Accrued expenses	3,154,128
Due to clearing broker, net	709,322
	3,892,652

MEMBERS' EQUITY

	15,320,369
	$ 19,213,021

The accompanying notes are an integral part of this statement.

HOVDE GROUP LLC

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business. Hovde Group, LLC (the "Company") was incorporated in the State of Delaware on June 13, 1989. The Company is registered as a broker/dealer with the Securities and Exchange Commission and the Financial Industry Regulatory Authority ("FINRA") and various states, and, in this capacity, it performs underwriting, financial advisory and investment banking services. The company is also engaged in agency and proprietary trading.

Significant Accounting Policies. A summary of the Company's significant accounting policies are as follows. The Company follows accounting principles generally accepted in the United States of America ("GAAP") as established by the Financial Accounting Standards Board ("FASB") to ensure consistent reporting of financial condition, results of operations, and cash flows.

Management Estimates and Assumptions. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Future events and their effects cannot be predicted with certainty; accordingly, accounting estimates require the exercise of judgment. Accounting estimates used in the preparation of these financial statements change as new events occur, as more experience is acquired, as additional information is obtained and as the operating environment changes.

Cash and Cash Equivalents. All highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents. The Company regularly maintains cash balances that exceed Federal Depository Insurance Corporation limits.

Accounts Receivable and Allowances for Uncollectible Accounts. Accounts receivable are reported net of any estimated allowances for uncollectible accounts and contractual adjustments. All receivables are uncollateralized. To provide for receivables that could become uncollectible in the future, the Company may establish an allowance for uncollectible accounts to reduce the carrying amount of such receivables to their estimated net realizable value. The allowance for uncollectible accounts is based upon management's assessment of historical and expected net collections, business and economic conditions, and other collection indicators. No allowance was deemed necessary by management as of December 31, 2018.

Revenue Recognition. Effective January 1, 2018, the Company adopted ASC Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606"). Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods of services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services. The Company applied the modified retrospective method for adoption which did not result in a material cumulative adjustment to members' equity as of January 1, 2018. Reported financial results for historic periods were not restated and are reported under The Accounting Standards in effect during the historic period.

Significant Judgements. Revenue from contracts with customers includes commission income and fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied do to uncertain future events.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Initial/Advisory Fees. Initial/Advisory fees are due in accordance with the terms of the executed agreement and are typically recorded upon execution of a signed agreement. Performance obligations in these arrangements vary depending on the contract, but are typically satisfied at a point in time under the arrangement. These types of fees may also include retainer, research, and/or success fees, which are recognized upon the completion or cancelation of the deal.

HOVDE GROUP LLC

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fairness Opinion and Valuation Fees. Fairness opinion and valuation fees are due in accordance with the terms of the executed agreement, and the performance obligation is satisfied upon issuance of the fairness opinion or valuation, as applicable. Fees are recognized as revenue when the performance obligation is satisfied at a point in time, generally upon issuance of the fairness opinion or valuation.

Placement/Underwriting Fees. Placement/Underwriting fees are due in accordance with the terms of the executed agreement, and the performance obligation is satisfied upon consummating an offering. Fees are recognized as revenue when the performance obligation is satisfied at a point in time, generally when the respective closing of the offering has occurred.

Completion Fees. Completion fees are due in accordance with the terms of the executed agreement, typically either a dollar amount or percentage upon execution of a definitive agreement and the remainder upon closing, or a dollar amount or percentage upon closing. Performance obligation is satisfied upon the closing or cancelation of the transaction. Fees are recognized as revenue when the performance obligation is satisfied at a point in time, generally upon completion of these events.

Commissions. The Company earns commission revenue from the sale of securities in an agency capacity. Commission revenue is earned on a trade-date basis as the securities transaction occur.

Costs to Obtain or Fulfill a Contract with a Customer. The Company records as an asset certain costs incurred to obtain revenue contracts with its customers, such as sales commissions paid to employees for obtaining new contracts with clients. These costs are expensed at the time the performance obligation has been satisfied.

These assets are presented in the Other Assets line of the Company's Statement of Financial Condition. The Company did not have assets from costs to obtain contracts with customers at January 1, 2018 and December 31, 2018, respectively. During the period, the Company did not recognize any expense to obtain or fulfill a contract with a customer.

Securities Owned. Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurement and Disclosures.* Securities owned consists of equity securities which are listed on a national securities exchange and are valued at the last sales price. Securities owned are classified within Level 1 of the fair value hierarchy as their value is based on quoted prices for identical assets in an active market.

Dividends and Interest. Dividend income and expense are recognized on the ex-dividend date. Interest income and expense are recognized on the accrual basis.

Income Taxes. The Company, with the consent of its members, elected under the Internal Revenue Code to be taxed as a partnership. As such, the members of a limited liability company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision for Federal income taxes has been included in the accompanying financial statements. The Company's net income or loss is allocated among the members in accordance with the operating agreement of the Company. The Company may be subject to various state and local income taxes.

Recent Accounting Pronouncements. In February 2016, FASB issued ASU 2017-02, *Leases (Topic 842).* FASB issued ASU 2017-02 to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Certain qualitative and quantitative disclosures are required, as well as a retrospective recognition and measurement of impacted leases. The new guidance is effective for fiscal years and interim periods within those years beginning after December 15, 2018, with early adoption permitted. Management is currently evaluating this standard.

HOVDE GROUP LLC

NOTES TO THE FINANCIAL STATEMENTS

NOTE 2 – DUE TO CLEARING BROKER

As of December 31, 2018, Due to Clearing Broker consists of the following:

Cash	$	300,019
Fees and commissions payable		(1,009,341)
	$	(709,322)

NOTE 3 – PROFIT SHARING PLAN AND TRUST

The Company sponsors a retirement plan, the Hovde Group 401(k) Profit Sharing Plan (the "Plan"), for the benefit of all eligible employees as defined in the Plan agreement. The Plan is comprised of two components: (i) an employer contribution profit sharing component, and (ii) a 401(k) component. The profit sharing component is discretionary and funded 100% by Company contributions. For the year ended December 31, 2018, the Company elected to contribute approximately $389,000, all of which was accrued as of December 31, 2018.

NOTE 4 – OPERATING LEASES AND SIGNIFICANT CONTRACTS

Leases. The Company leases office space in Illinois from an affiliate for approximately $3,500 per month, which can be renewed annually at the mutual consent of the Company and the affiliate at either no escalation or an annual escalation of 2%. The Company also leases office space in Chicago, Illinois, Austin, Texas, Atlanta, Georgia, Nashville, Tennessee, Charlotte, North Carolina, and McLean, Virginia, under non-cancelable operating leases with monthly payments ranging from $750 to $8,031, and expiring at various dates through September 2023.

Some of these leases have periods of rent abatement or escalation clauses. The Company records monthly rent expense equal to the payments due over the lease term, divided by the number of months of the lease term. The difference between rent expense recorded and the amount paid is charged to operations, of which $48,339 was accrued as of December 31, 2018.

Contracts. The Company is contractually obligated under a three year license agreement with a data service provider through and including October 16, 2021. Pursuant to the terms of the contract, three annual installments are required to be paid in October of each year. For the year ended December 31, 2018, the Company paid $555,930. The unamortized amount is included in prepaid expense in the Statement of Financial Condition.

Future minimum payments as of December 31, 2018 are as follows:

Year Ending December 31,		Leases
2019	$	778,836
2020		809,499
2021		167,625
2022		94,706
2023		64,245
	$	1,914,911

HOVDE GROUP LLC

NOTES TO THE FINANCIAL STATEMENTS

NOTE 5 – COMMITMENTS, CONTINGENCIES AND INDEMNIFICATIONS

In the ordinary course of business, the Company may be subject to various claims, litigation, regulatory and arbitration matters. Although the effects of these matters cannot be determined, the Company's management believes that their ultimate outcome will not have a material effect on the Company's financial position, results of operations, or net cash flows.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnification under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligations under these indemnifications to be remote.

NOTE 6 – CONCENTRATIONS OF CREDIT AND MARKET RISK

Accounts Receivable. One customer accounts for 89% of accounts receivable as of December 31, 2018.

Credit Risk. Due to the nature of the industry, revenue received from customers is typically non-recurring. The ongoing operation of the Company is economically dependent on its ability to enter into contracts with new customers. Additionally, the Company engages in various trading activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Market Risk. Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, volatilities, correlations, liquidity, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which financial instruments are traded. The Company uses various analytical monitoring techniques to control is exposure to market risk.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $250,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, and a ratio of "aggregate indebtedness" to "net capital" less than 15 to 1, as these terms are defined. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company had net capital of $13,358,303 which was $13,098,793 in excess of its required net capital of $259,510. The Company's net capital ratio was .29 to 1.

NOTE 8 – SUBSEQUENT EVENTS

Management has evaluated all subsequent events through the date the accompanying financial statements were issued.